Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Wilson Stephen D.	2. Date of Event Requiring Statement (Month/Day/Year) 12-20-02		6. If Amendment, Date of Original (Month/Year)
(Last) (First) (Middle) 10345 SW 69th Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol California Clean Air, Inc.
(Street) Tigard, OR 97223		5. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [_] 10% Owner [X] Officer (give [_] Other (specify title below) below) CEO, President, and Secretary	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year(Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently vaild OMB Number.	(Over) SEC1473 (9-02)
FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2.Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities UnderlyingDerivative Security(Instr. 4)		4. Conver- sion or Exercise Price of Deri -vative Security	5. Owner- ship Form of Deriv -ative Securities: Direct(D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership(Instr. 5)
	Date Exer- cisable	Expira- Date	Title	Amont or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

If the form is filed by more than one reporting person, see Instructions 5(b)(v).

	/s/ STEPHEN D. WILSON **Signature of Reporting Person	02/10/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2